                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [X] Preliminary proxy statement.       [ ] Confidential, for use of the
                                                Commission only (as permitted by
                                                Rule 14a-6(e)(2).

     [ ] Definitive proxy statement.

     [ ] Definitive additional materials.

     [ ] Soliciting material under Rule 14a-12.

                                Printware, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               PYRAMID TRADING LP
                            OAKMONT INVESTMENTS LLC
                                DANIEL B. ASHER
                                 GARY S. KOHLER
                               ANDREW J. REDLEAF
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.
--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

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
                     PRELIMINARY COPY, SUBJECT TO COMPLETION


            ---------------------------------------------------------
                                 PROXY STATEMENT
                                       OF
                      PYRAMID TRADING LIMITED PARTNERSHIP,
                            OAKMONT INVESTMENTS LLC,
                                DANIEL B. ASHER,
                               GARY S. KOHLER AND
                               ANDREW J. REDLEAF
                        (THE "SHAREHOLDERS' COMMITTEE TO
                      IMPROVE PRINTWARE SHAREHOLDER VALUE")

            ---------------------------------------------------------
                               IN CONNECTION WITH
                       2000 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                 PRINTWARE, INC.
            ---------------------------------------------------------


To the Shareholders of Printware:

     This Proxy Statement and the enclosed GREEN proxy card are being sent to holders of the common stock, no par value per share (the "Shares"), of Printware Inc., a Minnesota corporation, (the "Company" or "Printware") by the Shareholders' Committee to Improve Printware Shareholder Value (the "Committee", "we" or "us"). The Committee consists of Pyramid Trading L.P., an Illinois limited partnership ("Pyramid"), Oakmont Investments, LLC ("Oakmont"), Andrew J. Redleaf, Daniel B. Asher and Gary S. Kohler. The Committee is soliciting proxies from Printware's shareholders to be voted in favor of the proposal to increase the number of directors to six and in favor of the election of the Committee's six director nominees at the annual meeting of shareholders of Printware, which is scheduled to be held at Printware's executive offices at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121, at 3:30 p.m., Central Daylight Time, on Thursday, April 13, 2000, including any adjournments or postponements, continuations or reschedulings thereof (the "Annual Meeting").

         This Proxy Statement and the GREEN proxy card are first being sent to
Printware's shareholders on or about April [    ], 2000. Printware has set
February 23, 2000 as the record date for determining shareholders entitled to notice of and to vote at the meeting.

         THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF PRINTWARE.

OUR PROPOSALS



         We are soliciting your proxies to (i) increase the size of the Board of Directors to six members and (ii) elect our six nominees to Printware's Board of Directors. Election of our nominees will give us the power to control the actions of Printware's Board of Directors. WE RECOMMEND THAT YOU VOTE TO INCREASE THE SIZE OF THE BOARD AND ELECT OUR NOMINEES



WHY YOU SHOULD VOTE FOR OUR NOMINEES


         We own 449,200 shares, or approximately 13.7%, of Printware's outstanding common stock. We are your fellow shareholders and are concerned about Printware's deteriorating and declining financial performance and historically low stock price levels.

         On March 29, 2000, Printware's stock closed at $2.875 per share which is less than half of Printware's initial public offering price of $6.00 on July 2, 1996. The stock price peaked at $6.50 per share on October 2, 1996 and has not reached either the IPO price or the peak price since that time.


         The total revenues of Printware have declined from approximately $8.4 million in 1995 to approximately $4.6 million in 1999, a decline of approximately 45%. Similarly, income from operations has declined from approximately $1.6 million in 1995 to a loss from operations of approximately $1.0 million in 1999. Since 1995, earnings per share have declined approximately 85% to $.07 per share in 1999. In light of these deteriorating results over the last five years, we are unsatisfied with the performance of Printware and its management.

         In addition, we have approached Printware to communicate our belief that Printware's balance sheet is overcapitalized in that it has cash and investments in excess of the requirements of their business. We are not aware of any generally accepted standard to determine the most appropriate level of cash and investments. However, we believe the appropriate level of cash and investments held by Printware need not exceed three times current operating losses plus three times current capital spending rates. Applying our standard, we believe Printware's cash and investments need not exceed approximately $3.4 million. Based on 1999 fiscal year-end cash and investments of approximately $7.5 million, we therefore consider Printware to have at least $4.1 million in excess cash and investments. We believe Printware's shareholders are best served by returning excess cash and investments not being utilized in Printware's business to shareholders. To address our concern, in December 1999, we first recommended that Printware return capital to shareholders by repurchasing shares in a Dutch Auction (as defined under "Background"). Printware, however, has rejected our proposal.

         If elected, our nominees will promptly perform a comprehensive review of Printware's operations, capital structure and management in order to commence a course of action to attempt to maximize shareholder value. As part of this evaluation, we intend to propose that the Board evaluate Printware's excess capital position and consider ways to return capital to shareholders, such as in a Dutch Auction or open market repurchase. While the Committee initially focused on a Dutch Auction as our preferred method to improve shareholder value, we also intend to ask the Board to consider other strategies aimed at improving shareholder value, such as seeking strategic partners to improve product distribution, considering a merger or a sale of assets, improving profitability, and redirecting management resources. The Committee does not at this time have a specific strategy for any such action.

         A majority of the Board of Directors will be required to approve any specific action to improve shareholder value, including a Dutch Auction. In cases such as a merger or a sale of assets, a shareholder approval would also be required. Our nominees are committed to exploring all strategic options for Printware. We are proposing to replace the entire Board because of Printware's financial performance in the last five years, the low stock price levels as compared to the IPO price, and our desire to return excess capital to shareholders.

BACKGROUND


         In September 1999, we identified Printware as a company which in our opinion was an undervalued investment opportunity based on its computer-to-plate technology and its applicability to Internet-based printing, and its excess capital. We began purchasing shares in September 1999. In December 1999, at a meeting with a member of Printware's management, we initially expressed our concern that Printware's balance sheet was overcapitalized and proposed that Printware take action to increase shareholder value by means of a Dutch Auction which would return capital to Printware's shareholders. Following the initial contact, we continued our efforts to engage Printware in discussions on specific ways to accomplish that goal. In December 1999, we sent a letter to Printware where we set forth a proposal that Printware buy back up to one million shares by Dutch Auction at a price range of $2.50 to $2.80 per share. We also specified that total dollars spent by Printware in such Dutch Auction should not leave Printware with less capital than is reasonably necessary to grow the business. At the time of this proposal, Printware's common stock was trading at $2.188 per share.



        We did not receive a favorable response to our Dutch Auction proposal and again approached Printware in January three times by phone and once by letter. We were told that the proposal would be discussed at an upcoming Board meeting and in February received a message from Printware that the Board had rejected our Dutch Auction proposal. We were not told the basis for the rejection at the Board meeting. In February, we sent a letter to each Printware director expressing our disappointment over the rejection and our concern over Printware's current operations and advising them that we may seek representation on Printware's Board. We later sent a letter to a director of Printware renewing our Dutch Auction proposal, again stating that we may seek representation on Printware's Board. That director followed up by requesting further details regarding our Dutch Auction proposal. After this contact, we did not hear back from Printware or the director until after we had filed these proxy materials with the Securities and Exchange Commission. The director then told us that Printware would consider our Dutch Auction proposal. However, we have decided to nominate for election six directors at the Annual Meeting. We have continued to monitor Printware since September 1999, but are not satisfied with any action, communication or direction that Printware has taken to improve shareholder value. We are not aware of any current management strategy to return Printware to improve operating profitability or to return excess capital to shareholders.

         In a Dutch Auction, a company specifies a number of shares to be repurchased from shareholders, and a range of acceptable purchase prices. Shareholders are invited to tender shares and specify a price within the range at which they are willing to resell their shares back to the company. The company will purchase up to the maximum number of shares it originally specified at the lowest price at which more than the maximum number are tendered. All accepted shares are purchased at that price. In the event that more than the maximum number of shares are tendered at or below the final purchase price, shares will be purchased pro rata.




        If the Board authorizes a Dutch Auction, the Committee is not able to say at this time whether its members will participate in the Auction. Such decision will be made based on the final terms of any such Dutch Auction authorized by the Board. The Committee believes that Dutch Auction treats all shareholders equally because shares would be purchased from all shareholders desiring to participate at the same price pro rata. Shareholders who do not participate in a Dutch Auction will increase their percentage ownership in the company.

         Further, under the Minnesota Control Share Acquisition Act, a shareholder who exceeds certain ranges of voting power, beginning at 20%, is not allowed to vote shares exceeding that range absent shareholder approval to do so. If the Committee's share ownership would exceed those ranges as a result of a Dutch Auction or other share repurchase recommended or proposed to the Printware Board by the Committee, the Committee would not be able to vote the shares exceeding the range without shareholder approval. Shareholders not affiliated with the Committee would not be subject to such voting restriction unless such shareholder would purchase additional shares following the date when the shareholder's percentage ownership exceeded that range as a result of the Dutch Auction or repurchase.

         Finally, a Dutch Auction or other repurchase could result in Printware becoming ineligible to continue its status as a public company or to list its securities on The Nasdaq Stock Market. These effects could also result from other actions that could be considered by our nominees, such as a merger or a sale of assets.


                             YOUR VOTE IS IMPORTANT

         Only the latest proxy card will count at Annual Meeting. No matter how many or how few Shares you own, we urge you to promptly sign, date and mail (or fax both sides of) the enclosed GREEN proxy card to vote for our nominees.

         VOTING "STREET NAME" SHARES: If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your Shares and only upon receipt of your specific instructions. So it is critical that you promptly sign, date and mail the enclosed GREEN proxy card in the envelope provided or contact the person responsible for your account and give instructions to sign, date and mail the GREEN proxy card representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us in care of Beacon Hill Partners, Inc., who is assisting in this solicitation, so that Committee will be aware of all instructions and can attempt to ensure that such instructions are followed. The address and telephone numbers of Beacon Hill are set forth below and on the back cover of this Proxy Statement.

         We are not aware of any proposals other than our proposals and the proposals contained in Printware's proxy materials to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

         If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:

                           BEACON HILL PARTNERS, INC.
                           90 BROAD STREET, 20TH FLOOR
                        (212) 843-8500 (CALL COLLECT) or
                          CALL TOLL FREE (800) 755-5001
                               FAX: (212) 843-4384

                                   PROPOSAL 1

                      INCREASE BOARD SIZE TO SIX DIRECTORS

SUMMARY: PROPOSAL TO INCREASE THE SIZE OF THE BOARD OF DIRECTORS TO SIX MEMBERS.

         Printware's Bylaws provide that the shareholders shall, from time to time, set the number of directors on Printware's board. We propose to increase the size of the board to six directors.

         The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote is required to increase the size of the Board to six members.

         THE COMMITTEE RECOMMENDS A VOTE "FOR" INCREASING THE SIZE OF THE BOARD OF DIRECTORS TO SIX MEMBERS.





                                   PROPOSAL 2
                             ELECTION OF DIRECTORS


SUMMARY: PROPOSAL TO ELECT CHARLES BOLGER, STANLEY GOLDBERG, ROGER C. LUCAS, DOUGLAS M. PIHL, GARY S. KOHLER AND ANDREW J. REDLEAF TO THE BOARD OF DIRECTORS OF PRINTWARE.

         The Committee has nominated and solicits your vote to elect Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, Gary S. Kohler and Andrew J. Redleaf as directors at the Annual Meeting to serve until their successors are duly elected (the "Committee Nominees").

         The following table sets forth the name, age, business address, present principal occupation and business experience for the past five years, and certain other information, with respect to each of the Committee Nominees. This information has been furnished to us by the respective Committee Nominees. Each of the Committee Nominees has consented to serve as a director and, if elected, would hold office until his successor is duly elected or until his earlier death, retirement, resignation or removal.

OUR NOMINEES:


NAME, AGE AND ADDRESS                       BUSINESS EXPERIENCE
---------------------                       -------------------

CHARLES BOLGER (47)                         Charles Bolger has served in various capacities at
3301 Como Avenue SE                         Bolger Publications, Inc., a Minneapolis-based
Minneapolis, MN 55414                       commercial printing company, since 1978 and as Chief
                                            Executive Officer since 1992.  Bolger Publications
                                            utilizes various technologies in its printing operations,
                                            including computer-to-plate technology.  Mr. Bolger has
                                            more than 20 years experience in the printing industry.
                                            He served on the Board of Directors of Printing
                                            Industry of Minnesota, a trade association, from 1980 to
                                            1988.  Mr. Bolger has also been a director of the Raptor
                                            Center at the University of Minnesota since 1998, and a
                                            director and Treasurer of the American Indian OIC
                                            (Opportunities and Industrialization Centers) since 1992.
                                            Mr. Bolger has an M.B.A. degree from the University of
                                            Michigan and B.A. degree in economics from Colby
                                            College.

STANLEY GOLDBERG (53)                       Stanley Goldberg has been the Managing Partner of
8400 Normandale Lake Blvd.                  Goldmark Advisors, LLC, a business development
Suite 920                                   company providing managerial and financially related
Bloomington, MN 55437                       services to emerging and high growth potential businesses, since 1999.  Mr. Goldberg was the Chief Executive Officer
                                            and Chairman of the Board of Directors of Verdant
                                            Brands, Inc., a developer, manufacturer and supplier of
                                            pest control products, from 1992 to 1999.  Mr. Goldberg


NAME, AGE AND ADDRESS                       BUSINESS EXPERIENCE
---------------------                       -------------------

                                            was Vice President and General Manager of Thomson
                                            Consumer Electronics, Worldwide Audio Division, a
                                            defense and electronics company, from 1988 until 1992.
                                            Prior to 1988, Mr. Goldberg held various positions in the
                                            Consumer Products Sector of General Electric Company,
                                            most recently as Manager of Product Development.
                                            Mr. Goldberg serves on the Boards of Directors of
                                            Verdant Brands, Inc., Destron-Fearing Corporation,
                                            and Medi-Ject Corporation.  Mr. Goldberg has a B.S.
                                            degree from West Virginia University.

GARY S. KOHLER (43)                         Gary S. Kohler has been a portfolio manager and director
3033 Excelsior Blvd., Suite 300             of equity research at Whitebox Advisors, LLC, a money
Minneapolis, MN 55416                       management company, since October 1999.  Mr. Kohler is
                                            also a founder of ChoiceTel Communications, Inc. and has
                                            served as the Chairman of its Board of Directors since its inception in 1989. Mr. Kohler was a managing director of
                                            Second Avenue Capital Management, a money
                                            management company, from December 1998 to October
                                            1999, and was President of Kohler Capital Management
                                            from October 1997 through November 1998.  Mr. Kohler
                                            was a partner in Tarmachan Holdings, Inc. from July to
                                            October 1997, and was Vice President and Portfolio
                                            Manager at Okabena Company from 1984 through June
                                            1997.  Mr. Kohler serves on the Boards of Directors of
                                            Destron-Fearing Corporation and a number of private
                                            companies, including Emerald First Financial and Health
                                            EZ, Inc. Mr. Kohler has an M.B.A. degree from Cornell
                                            University and a B.A. degree from the University of
                                            Minnesota.

ROGER C. LUCAS, PH.D. (56)                  Roger C. Lucas has been the Vice Chairman of and Senior
41 E. Pleasant Lake Rd.                     Scientific Advisor to the Board of Directors of Techne
North Oaks, MN 55127                        Corporation, a biotechnology company, since 1995.  Mr.
                                            Lucas was the Chief Scientific Officer, Executive Vice
                                            President, and Secretary of Techne Corporation from 1985
                                            to 1995.  Mr. Lucas has also been the Chairman and Chief
                                            Executive Officer of Visual Circuits, a digital video
                                            company, since 1997.  Mr. Lucas serves on the Boards of
                                            Directors of Techne Corporation, ChemoCentryx, a


NAME, AGE AND ADDRESS                       BUSINESS EXPERIENCE
---------------------                       -------------------

                                            partially-owned subsidiary of Techne Corporation, Visual
                                            Circuits, and St. Croix Medical Corporation.  Mr. Lucas
                                            has a Ph.D. degree in physiology and biochemistry from
                                            the Illinois Institute of Technology.

DOUGLAS M. PIHL (60)                        Douglas M. Pihl has over 30 years of experience in the
527 Marquette Ave., Suite 930               computer industry with extensive responsibility in design,
Minneapolis, MN 55402                       product planning and management.  Mr. Pihl has been the
                                            President and Chief Executive Officer of Mathstar, Inc., a
                                            digital signal processing company, since November 1999.
                                            Mr. Pihl has been Chairman of the Board of Directors of
                                            Vital Images, Inc., a medical imaging company, since
                                            1997, and served as its Chief Executive Officer from
                                            February 1998 to December 1999.  Mr. Pihl was President,
                                            Chief Executive Officer, and a Director of NetStar, Inc., a
                                            manufacturer of advanced computer network products,
                                            from 1992 to 1996.  Mr. Pihl was a founder of Apertus
                                            Technologies, Inc. (formerly Lee Data Corporation), and
                                            held various positions with that company from 1979 to
                                            1990, most recently as Senior Vice President,
                                            Development. Mr. Pihl also serves on the Boards of
                                            Directors of Destron-Fearing Corporation and
                                            Astrocom Corporation.

ANDREW J. REDLEAF (42)                      Andrew J. Redleaf is a founder and since 1999 has been
3033 Excelsior Blvd., Suite 300             the Chief Executive Officer of Whitebox Advisors, LLC, a
Minneapolis, MN 55416                       money management company.  Prior to founding Whitebox
                                            Advisors in 1999, Mr. Redleaf was a co-founder and
                                            partner in Arbitrade Holdings LLC, a money management
                                            and securities trading firm, from 1997 to 1999.  Mr.
                                            Redleaf was the Director of Portfolio Management at
                                            Tarmachan Capital Management, a predecessor to
                                            Arbitrade Holdings, from 1994 until 1997.  For
                                            approximately ten years prior to joining Tarmachan, Mr.
                                            Redleaf was self-employed as a securities trader.  Mr.
                                            Redleaf has B.A. and M.A. degrees in mathematics from
                                            Yale University.

         If our nominees are elected and take office as directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

         Other than the compensation regularly paid by Printware to its Board members, the Committee Nominees will not receive any compensation from us for their services as directors of Printware. Information about compensation paid by Printware to directors is available in Printware's proxy materials. None of the Committee Nominees is adverse to Printware or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that any of the Committee Nominees will be unable to stand for election. However, if a vacancy among the Committee Nominees should occur, the Shares represented by the enclosed GREEN proxy card will be voted in each such case for a substitute nominee selected by us. In addition, the Committee reserves the right to nominate substitute or additional persons if Printware makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Committee Nominees or cause our Committee nominees, if elected, not to constitute at lease a majority of the Board. In any such case, Shares represented by the enclosed GREEN proxy card will be voted for all such substitute or additional nominees selected by us.

         In accordance with applicable regulations of the Securities and Exchange Commission, the GREEN proxy card affords each shareholder the opportunity to designate the names of any of the Committee Nominees whom he or she does not desire to elect to the Board. The Committee urges shareholders to vote FOR Proposals No. 1 and 2 on the enclosed GREEN proxy card. The persons named as proxies on the enclosed GREEN proxy card will vote, in their discretion, for each of the Committee Nominees who is nominated for election and for whom authority has not been withheld.


         THE COMMITTEE URGES ALL SHAREHOLDERS TO VOTE "FOR" THE INCREASE IN BOARD SIZE TO SIX DIRECTORS AND "FOR" THE ELECTION OF THE COMMITTEE NOMINEES ON THE ENCLOSED GREEN PROXY CARD.


                          VOTING AND PROXY PROCEDURES

         Only shareholders of record on February 23, 2000, the Record Date set forth in Printware's Proxy Statement, will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote upon each matter presented at the Annual Meeting. Shareholders of record on the Record Date, will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.

         Pursuant to Printware's bylaws, the presence in person or by proxy of a majority of the voting power of shares entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business. An item of business will be approved if it receives the affirmative vote of the holders of a majority of the shares present and entitled to vote on that item of business.

         If a shareholder has elected to abstain on a proposal or to "withhold authority" as to the election of any Committee Nominee, the shares represented by such proxy will be considered present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such proposal or Committee Nominee. Broker non-votes will not be considered present and entitled to vote and will not be considered in determining whether a quorum is present at the Annual Meeting.

         Based on publicly available information, we believe that the only outstanding class of securities of Printware entitled to vote at the Annual Meeting are shares of Printware's Common Stock. According to Printware's Proxy Statement, as of the Record Date there were 3,275,557 Shares issued and outstanding.

         Shares represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR Proposal No. 1 in favor of increase the size of the Board to six directors and FOR Proposal 2 in favor of the election of the Committee Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

         A shareholder may revoke his or her proxy at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to us in care of Beacon Hill Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Printware (attention: Secretary) at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121 or any other address provided by Printware. Although a revocation is effective if delivered to Printware, we request that either the original or photostatic copies of all revocations be mailed to us in care of Beacon Hill Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         Assuming that a quorum is present or represented by proxy at the Annual Meeting, the election of the Committee Nominees requires the affirmative vote of a majority of the Shares voting at the Annual Meeting for the election of directors.

         IF YOU WISH TO VOTE FOR THE PROPOSAL TO INCREASE THE SIZE OF THE BOARD TO SIX DIRECTORS AND FOR THE ELECTION OF THE COMMITTEE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. REGISTERED HOLDERS MAY FAX BOTH SIDES OF THE ENCLOSED GREEN PROXY CARD TO BEACON HILL PARTNERS, INC. AT THE NUMBER SET FORTH ON THE BACK COVER OF THIS PROXY STATEMENT.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, e-mail, in person and by advertisements.

         The Committee has retained Beacon Hill Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which Beacon Hill Partners, Inc. will receive a fee of up to $37,500, together with reimbursement of its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Beacon Hill Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Beacon Hill Partners, Inc. will employ approximately 20 persons to solicit Printware's shareholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by us. We intend to seek reimbursement of the costs of this solicitation from Printware only to the extent permitted by law. The Committee does not intend to seek shareholder approval of such reimbursement unless such approval is required by law. Costs of this solicitation of proxies are currently estimated to be approximately $80,000 to $120,000.

                         ABSENCE OF TRANSACTIONS BETWEEN
                           THE COMMITTEE AND PRINTWARE

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates:
(i) directly or indirectly beneficially owns any Shares or any securities of Printware; (ii) has had any relationship with Printware in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, since the beginning of Printware's last fiscal year with respect to any Shares of Printware; or (iii) knows of any transactions since the beginning of Printware's last fiscal year, currently proposed transactions, or series of similar transactions, to which Printware or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest.

         In addition, other than as set forth in Schedule II of this Proxy Statement, there are no contracts, arrangements or understandings entered into by the Committee, or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of Printware's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Proxy Statement, none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates has been engaged in contracts, negotiations or transactions with Printware or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with Printware or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee Nominees nor members of the Committee, or any other participant in this solicitation or any of their respective associates, has entered into any agreement or understanding with any person with respect to
(i) any future employment by Printware or its affiliates or (ii) any future transactions to which Printware or any of its affiliates will or may be a party.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         The Committee is not aware of any business other than as set forth in this Proxy Statement and Printware's proxy materials that will be presented at the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

         Shareholders are referred to Printware's Proxy Statement with respect to other information related to beneficial ownership of Printware's securities, any arrangements which may result in a change of control of Printware, any change of control of Printware that may have occurred since the beginning of Printware's last fiscal year and information regarding Printware's stock option and other incentive compensation plans. The information concerning Printware contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The Committee has timely filed all Forms 3, 4 and 5 required to be filed by it.

                  SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

         Printware's Proxy Statement with respect to the Annual Meeting indicates when proposals of Printware's shareholders intended to be presented at Printware's 2001 Annual Meeting must be received by Printware in order for them to be considered for inclusion in the Proxy Statement. Such Proxy Statement does not specify when such proposals must be raised to be timely at the 2001 Annual Meeting.

                                                     PYRAMID TRADING LP
                                                     OAKMONT INVESTMENTS LLC
                                                     DANIEL B. ASHER
                                                     GARY S. KOHLER
                                                     ANDREW J. REDLEAF
                                                     April   , 2000

                                   SCHEDULE I

                       INFORMATION CONCERNING THE MEMBERS
                                OF THE COMMITTEE


PYRAMID TRADING LP

         Pyramid is an Illinois limited partnership located at 440 South LaSalle Street, Suite 700, in Chicago, Illinois. Pyramid invests in securities for its own account. Pyramid is also a registered broker-dealer for the CBOE. The general partner of Pyramid is Oakmont Investments LLC. Messrs. Asher, Kohler and Redleaf are limited partners of Pyramid.

OAKMONT INVESTMENTS LLC

         Oakmont Investments LLC is an Illinois limited liability company located at 440 South LaSalle Street, Suite 700, Chicago, Illinois. Oakmont invests in securities for its own account. Mr. Asher is manager of Oakmont.

DANIEL B. ASHER

         Mr. Asher is the manager of Oakmont. He has been manager of Castle Creek Partners, a hedge fund, since 1997. Prior to that, Mr. Asher was self-employed in the securities business. He has a BGS degree from the University of Michigan.

         Information with respect to Messrs. Kohler and Redleaf is contained elsewhere in this Proxy Statement.

                                   SCHEDULE II

                       SHARES HELD AND TRANSACTIONS BY THE
                      COMMITTEE AND THE COMMITTEE NOMINEES

         Except as otherwise disclosed in these Proxy Materials, none of the Committee Nominees or any general partner of Pyramid or Oakmont, or any of their affiliates, holds any shares of the Printware's common stock or has purchased or sold any Printware common stock or other Printware securities during the past two years. The Committee beneficially owns a total of 449,200 Shares, constituting approximately 13.7% of the outstanding Shares of Printware's common stock. The transactions by the Committee as well as the Committee Nominees during the past two years are set forth below, all of which were open market purchases:

PYRAMID TRADING LIMITED PARTNERSHIP (Total: 333,400 Shares)

DATE                  # OF SHARES BOUGHT             PRICE PER SHARE ($)          TOTAL COST ($)*

12/03/99                          10,000                   2.13                        21,250
12/06/99                           5,000                   2.13                        10,625
12/06/99                           1,900                   2.13                         4,038
12/06/99                           3,100                   2.13                         6,588
12/07/99                           5,000                   2.13                        10,625
12/07/99                           4,400                   2.13                         9,350
12/07/99                             600                   2.13                         1,275
12/09/99                           2,000                   2.13                         4,250
12/10/99                           5,000                   2.13                        10,625
12/10/99                          45,000                   2.13                        96,625
12/14/99                           5,000                   2.15                        10,750
12/16/99                           3,200                   2.13                         6,800
12/16/99                          15,000                   2.13                        31,875
 1/10/00                           2,200                   2.31                         5,088
 1/11/00                          21,000                   2.31                        48,563
 1/12/00                          12,000                   2.31                        27,750
 1/14/00                           2,500                   2.31                         5,781
 1/18/00                             500                   2.31                         1,156
 2/11/00                         190,000                   2.56                       486,875

GARY S. KOHLER (Total: 7,500 Shares)

DATE                  # OF SHARES BOUGHT             PRICE PER SHARE ($)          TOTAL COST ($)*

10/22/99                           7,500                   2.05                        15,375


ANDREW J. REDLEAF (Total: 108,300 Shares)

DATE                  # OF SHARES BOUGHT             PRICE PER SHARE ($)          TOTAL COST ($)*

09/27/99                    20,000                        2.40                        48,012
10/28/99                     1,100                        2.07                         2,280
11/01/99                    10,000                        2.06                        20,637
11/04/99                    20,000                        2.12                        42,430
11/15/99                    10,000                        2.06                        20,612
11/16/99                     1,100                        2.06                         2,267
11/17/99                    10,000                        2.05                        20,512
11/18/99                     3,000                        2.05                         6,150
11/22/99                     6,800                        2.17                        14,780
12/02/99                    16,300                        2.19                        35,776
12/05/99                    10,000                        2.19                        21,874

OAKMONT INVESTMENTS LLC: NONE. However, Oakmont is general partner of Pyramid.

DANIEL B. ASHER: NONE

CHARLES BOLGER: NONE

STANLEY GOLDBERG: NONE

ROGER C. LUCAS: NONE

DOUGLAS M. PIHL: NONE

---------------------------
*Commissions not included.

         The purchases referred to above were made with personal funds or working capital.

         Except as disclosed in this Schedule, none of the Committee members or the Committee Nominees owns any securities of Printware or any subsidiary of Printware, beneficially or of record, has purchased or sold any of such securities within the past two years or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule, to the knowledge of the Committee members, no associate of the Committee members or of its partners, or of the Committee Nominees beneficially owns, directly or indirectly, any securities of Printware.

         To the knowledge of the Committee members, other than as disclosed in this Schedule, none of the Committee members or the Committee Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

                                    IMPORTANT

         Your vote is important. No matter how many Shares you own, please give us your proxy FOR the election of the Committee Nominees by taking four steps:

         1.       SIGN the enclosed GREEN proxy card,

         2.       DATE the enclosed GREEN proxy card,

         3. MAIL the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States). Registered holders may FAX BOTH SIDES of the enclosed GREEN proxy card TODAY to Beacon Hill Partners, Inc. at the number provided below, and

         4. CONTACT your broker and instruct the broker to execute a GREEN proxy card.

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the GREEN proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the GREEN proxy card representing your Shares. We urge you to confirm in writing your instructions to us in care of Beacon Hill Partners, Inc. at the address provided below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Beacon Hill Partners, Inc. at the address set forth below.

                           BEACON HILL PARTNERS, INC.
                           90 BROAD STREET, 20TH FLOOR
                        (212) 843-8500 (CALL COLLECT) or
                          CALL TOLL FREE (800) 755-5001
                               FAX: (212) 843-4384

                                                                        APPENDIX

                     PRELIMINARY COPY, SUBJECT TO COMPLETION

                                 PRINTWARE, INC.

                    PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 13, 2000

           THIS PROXY IS SOLICITED ON BEHALF OF PYRAMID TRADING L.P.,
                            OAKMONT INVESTMENTS, LLC,
                               ANDREW J. REDLEAF,
                                DANIEL B. ASHER,
                                       AND
                                 GARY S. KOHLER
                        (THE "SHAREHOLDERS' COMMITTEE TO
                      IMPROVE PRINTWARE SHAREHOLDER VALUE")


         The undersigned appoints          and       , and each of them acting
alone, attorneys and agents with full power of substitution as proxy of the undersigned (the "Proxy Agents") to attend the Annual Meeting of Shareholders of Printware, Inc. to be held at 1270 Eagan Industrial Road, St. Paul, Minnesota on April 13, 2000, commencing at 3:30 p.m., Central Daylight Time, and at any adjournments or postponements, continuations or reschedulings thereof and any special meeting called in lieu thereof (the "Annual Meeting") and to vote all shares of common stock of Printware, Inc. ("Shares") which the undersigned would be entitled to vote if personally present at the Annual Meeting, as follows:


         THE SHAREHOLDERS' COMMITTEE TO IMPROVE PRINTWARE SHAREHOLDER VALUE RECOMMENDS A VOTE TO INCREASE THE SIZE OF THE BOARD AND FOR THE ELECTION OF ALL OF ITS NOMINEES NAMED BELOW.



INCREASE SIZE OF BOARD OF DIRECTORS

1. Proposal to increase the size of the Board of Directors to six members.


         FOR / /              AGAINST / /            ABSTAIN / /


ELECTION OF DIRECTORS

2. Proposal to elect Charles Bolger, Stanley Goldberg, Roger C. Lucas, Douglas M. Pihl, Gary S. Kohler and Andrew J. Redleaf to the Board of Directors of Printware.

         FOR ALL NOMINEES            / /      WITHHOLD AUTHORITY TO VOTE FOR ALL
                                              NOMINEES          / /

         INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES, MARK "FOR ALL NOMINEES" ABOVE AND WRITE THE NAME(S) OF THE NOMINEE WITH RESPECT TO WHICH YOU WISH TO WITHHOLD AUTHORITY
         HERE:                                 .

In their discretion, each of the Proxy Agents is authorized to vote upon any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares held by the undersigned, and hereby ratifies and confirms all actions the Proxy Agents or their substitutes lawfully take by virtue hereof. IF PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DIRECTED ABOVE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE PROPOSALS, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

         This proxy will be valid until the earlier of one year from the date indicated below or the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD
PROMPTLY IN THE ENCLOSED ENVELOPE. REGISTERED HOLDERS MAY FAX
BOTH SIDES OF THIS PROXY TO BEACON HILL PARTNERS, INC. AT: (212) 843-4384

                                             DATED:                       , 2000
                                                    ----------------------

                                             -----------------------------------
                                             (Signature)

                                             -----------------------------------
                                             (Signature, if held jointly)

                                             -----------------------------------
                                             (Title)

                                             Please sign exactly as name appears
                                             on this proxy. When shares are held
                                             jointly, joint owners should each
                                             sign. Executors, administrators,
                                             trustees, etc. should indicate the
                                             capacity in which signing.

         IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL BEACON HILL PARTNERS TOLL-FREE (800) 755-5001 OR CALL COLLECT (212) 843-8500.